UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943
For the transition period from                      to
Commission file number 1-5129
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MOOG INC.
EAST AURORA, NEW YORK 14052-0018
REQUIRED INFORMATION
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Signature
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Moog Inc. Savings and Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of Moog Inc. Savings and Stock Ownership Plan as of September 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
March 7, 2008

Moog Inc. Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits

	September 30
	2007	2006

Assets
Investments, at fair value	$348,556,694	$289,248,888
Participant loans receivable	3,562,148	3,471,288
Cash and equivalents	6,351,186	2,262,035
Contributions receivable:
Participants	1,166,946	1,039,500
Moog Inc.	54,209	61,475
Accrued investment income	64,610	47,970

Total assets	359,755,793	296,131,156

Liabilities
Due to broker for securities purchased, net	296,162	195,820

Total liabilities	296,162	195,820

Net assets available for benefits, at fair value	359,459,631	295,935,336
Adjustment from fair value to contract value for fully benefit responsive investment contracts	643,267	662,710

Net assets available for benefits	$360,102,898	$296,598,046

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2007	2006

Additions
Investment income:
Interest	$475,830	$312,903
Dividends	3,142,716	2,404,459

	3,618,546	2,717,362

Contributions:
Participant	21,765,102	18,698,497
Employer	1,486,760	1,145,220
Rollovers	1,416,070	1,516,251
Transfer from other plans	294,404	6,678,353

	24,962,336	28,038,321

	28,580,882	30,755,683

Deductions
Distributions	20,400,663	20,219,375
Administrative expenses	80,261	62,871

	20,480,924	20,282,246

	8,099,958	10,473,437
Net realized and unrealized appreciation in fair value of investments	55,404,894	29,536,553

Net increase	63,504,852	40,009,990
Net assets available for benefits at beginning of year	296,598,046	256,588,056

Net assets available for benefits at end of year	$360,102,898	$296,598,046

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements
September 30, 2007 and 2006
1. Description of Plan
The following is a brief description of the Moog Inc. Savings and Stock Ownership Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan sponsored by Moog Inc. (Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has separate savings and stock ownership components.
Eligibility
As of September 30, 2007, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire, except for employees of certain acquired businesses, Fundamental Technology Solutions, Inc., ZEVEX Inc., QuickSet International, Inc., and Moog Techtron Corporation, some of which maintain their own defined contribution plans, and those employees of Flo-Tork Inc. who are covered by a collective bargaining agreement.
During the plan years ended September 30, 2007 and 2006, the Company has made employees of certain acquired businesses eligible for the Plan and merged and transferred the assets of their previous plans into the Plan.
Effective January 1, 2007, all employees of Flo-Tork Inc. not covered by a collective bargaining agreement became eligible to participate in the Plan. The Flo-Tork Inc. 401(k) Retirement Plan and its assets have not yet been merged and transferred into the Plan as of September 30, 2007.
Effective July 1, 2006, the acquired domestic operations of Moog FCS Inc. became a division of Moog Inc. and therefore its employees became eligible to participate in the Plan. Effective January 1, 2007, the FCS COM, Inc. 401(k) Plan was merged into the Plan and in January 2007, assets of $294,404 were transferred into the Plan.
Effective July 31, 2006, the employees of Curlin Medical Inc. became eligible to participate in the Plan. Prior to becoming eligible for the Plan, employees of Curlin Medical Inc did not have a defined contribution plan and therefore there were no assets to transfer into the Plan.
Effective December 31, 2005, Electro-Tec Corporation was merged into Moog Inc. and therefore its employees became eligible to participate in the Plan. Effective January 1, 2006, the Electro- Tec Corporation Employee Retirement Benefit Plan was merged into the Plan and on January 3, 2006, assets of $6,678,353 were transferred into the Plan.

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Contributions and Investments
Each eligible participant may make voluntary pretax contributions to the Plan in the form of a 1% to 20% salary reduction subject to Internal Revenue Code (IRC) limits. Effective January 1, 2008, the Plan was amended to increase the voluntary salary reduction limit to 40% and to permit an automatic deferral of 3% of eligible employee compensation to the Plan, unless the employee elects not to make such a contribution to the Plan. The Plan permits participants age 50 and older to make “catch-up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options. The Plan currently offers ten mutual funds, a stable return fund (comprised of trustee-commingled funds), and Company stock as investment options for participants. In 1994, certain assets of the AlliedSignal Savings Plan (including shares of AlliedSignal common stock) were transferred to the Plan as a result of the Company’s acquisition of certain product lines of AlliedSignal Corporation. In December 1999, the AlliedSignal common stock was exchanged for Honeywell International, Inc. (Honeywell) common stock due to the merger of the two companies. Honeywell common stock is not an ongoing investment option for plan participants.
The Company matching contributions (the Company Match) are as follows:
Prior to October 1, 2007, the Company matched 25% of employee contributions invested in Company common stock. The Company Match can be paid in cash or shares of Company common stock, at the Company’s discretion.
Effective October 1, 2007, the Plan was amended to change the Company Match to be 25% of the first 2% of eligible pay that employees contribute.
The Company Match is invested pursuant to participant allocation elections, which may include Company common stock.
The Plan also provides that the Company may make discretionary contributions; however, for the plan years ended September 30, 2007 and 2006, the Company has not elected to make any discretionary contributions.
Rollovers represent amounts contributed to the Plan by participants from prior employer plans.

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Accounts
Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching and discretionary contributions. Plan earnings, losses, and fees of the participant’s investment selections are reported in the participant’s account as defined by the Plan. Participant accounts are fully and immediately vested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may transfer all or part of their accounts among investment options on a daily basis except that if a participant elects to invest in Company stock those amounts invested generally cannot be transferred into other investments, except as required under ESOP diversification regulations. Transfers to Honeywell common stock are not permitted.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59 1/2. Distribution of a participant’s account balance is also permitted in the event of death, disability, termination of employment, or immediate financial hardship, as defined in the Plan Document. Distributions are required to begin at age 70 1/2. Distributions are made in cash except for the Company Match and Honeywell common stock, which can be distributed in cash or shares. Effective February 1, 2007, participants had the option to also receive the balances from their contributions in Company stock in either cash or shares. For distributions of Moog Class B Stock from the Company stock funds and matching account balances (for shares purchased after January 1, 1999), the shares of stock will carry a restrictive legend and the Company will have a right of first refusal at the time of sale, transfer, or pledging of those shares.
Participant Loans
Loans are limited to the lesser of $50,000 or one-half of the participant’s account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus 1%.
Administrative Expenses
Costs of administering the Plan are borne by the Company, except for loan origination fees and investment management fees, which are paid by the Plan. Loan origination fees are charged to the participant’s account balance at the time the loan is processed. Investment management fees are allocated to all participants invested in the fund that charges the fee on a pro rata basis of account balances.

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are presented on the accrual basis of accounting.
Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less are considered cash equivalents.
Investments
Investments in mutual funds, Honeywell, and Company stock are reported at fair value determined by reference to quoted market prices. Purchases and sales of securities are reported on a trade date basis. Loans receivable are valued at the amount loaned, which approximates fair value. The investment in the common collective trust fund (CCT) is reported at fair value and then adjusted to its contract value on the statement of net assets available for benefits because this investment has fully benefit-responsive features. The investment in the CCT at its contract value represents contributions and reinvested income, less any withdrawals plus accrued interest.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at September 30, 2007.
As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of September 30, 2006, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.
3. Investments
Net realized and unrealized appreciation in fair value of investments, including investments bought, sold, as well as held during the year is summarized as follows:

	Year Ended September 30
	2007	2006

Mutual funds	$22,052,755	$10,766,474
Common collective trust fund	1,491,461	1,060,967
Moog Inc. common stock	27,863,172	16,884,561
Honeywell International, Inc. common stock	3,997,506	824,551

	$55,404,894	$29,536,553

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	September 30
	2007		2006

Mutual Funds
Vanguard Windsor Fund	$44,231,060		$39,172,431
Vanguard Institutional Index Fund	27,822,436		23,674,129
American Cap World Growth and Income	22,753,763		16,933,899
American Growth Fund of America	18,496,591		14,577,519	*
Fidelity Puritan Fund	17,949,386	*	15,577,420

Collective Common Trust Fund
HSBC Collective Trust Stable Return Fund (fair value)	33,942,206		34,931,301
HSBC Collective Trust Stable Return Fund (contract value)	34,585,473		35,594,011

Moog Inc. Common Stock
Class A	49,304,810		41,426,811
Class B	85,830,328		66,364,340

*	Does not represent an investment of 5% or more of the fair value of the Plan’s net assets; shown for comparative purposes only.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended, and in January 2007, a new determination letter application was submitted. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Moog Inc. Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
5. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
If such termination were to occur, the Company will instruct the trustee to either continue the management of the trust’s assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.

Moog Inc. Savings and Stock Ownership Plan
EIN #16-0757636 Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
September 30, 2007

		Number
		of		Current
Identity of Issue	Description	Shares	Cost	Value

Vanguard Windsor Fund	Mutual Fund	675,799	$45,068,678	$44,231,060
Vanguard Institutional Index Fund	Mutual Fund	199,373	23,161,266	27,822,436
American Cap World Growth and Income	Mutual Fund	472,462	17,029,207	22,753,763
American Growth Fund of America	Mutual Fund	496,820	14,418,747	18,496,591
Fidelity Puritan Fund	Mutual Fund	848,270	15,782,811	17,949,386
American Euro Pacific Growth	Mutual Fund	190,575	8,253,778	10,285,357
Pimco Total Return Fund	Mutual Fund	769,730	8,089,781	8,074,466
Baron Small Cap Fund	Mutual Fund	311,001	7,132,112	7,921,191

Royce Fund Low Priced Stock	Mutual Fund	299,686	5,557,976	5,370,382
Pimco Real Return Fund	Mutual Fund	403,889	4,424,899	4,398,354
*HSBC Collective Trust Stable Return Fund	Common Collective Trust Fund	1,067,947	28,477,039	34,585,473
*Moog Inc.	Class A common stock	1,122,094	9,035,113	49,304,810
*Moog Inc.	Class B common stock	1,949,803	17,224,707	85,830,328
Honeywell International, Inc.	Common stock	204,748	4,330,211	12,176,364
Participant loans receivable	Loans maturing at various dates through August 29, 2013 and bearing interest at rates ranging from 5.00% to 10.25%		3,562,148	3,562,148
Interest-bearing cash and cash equivalents			6,351,186	6,351,186

			$217,899,659	$359,113,295

* Party in interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

Dated: March 20, 2008	By:	/s/ Joe C. Green
Joe C. Green
Plan Administrator

EXHIBIT INDEX

Exhibit	Description

23	Consent of Ernst & Young LLP